Progressive Wealth Management Since 1990

Shareholder Rebuttal to Microsoft Corporation Opposition Statement

Regarding “Eliminating Discrimination through Inclusive Hiring”

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: Microsoft Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Microsoft Fails to Address Racial Equity in its

Proposed Fair Chance Employment Practices.

Shareowners are encouraged to vote FOR Shareholder Proposal 2 (proxy item #5):

RESOLVED: Shareholders request that the Board of Directors prepare a report analyzing whether Microsoft hiring practices related to people with arrest or incarceration records are aligned with publicly stated DEI (diversity, equity, and inclusion), racial equity, or criminal justice reform goals, and other public statements such as the Fair Chance Business Pledge. The report, prepared at reasonable cost and omitting proprietary information and published publicly within one year, is recommended to evaluate the risk of discrimination, including racial discrimination, that may result from failure to implement targeted fair chance employment practices.

Summary:

Fair chance employment is the intentional recruitment of justice-involved individuals (people with arrest or incarceration records). Due to the fact that Black and Brown people are disproportionately affected by the criminal justice system, the Proponent believes that a racial equity lens must be considered when pursuing fair chance employment. While Microsoft (“the Company”) has taken some steps towards creating pathways for justice-involved people, the Proponent feels that the Company continues to disregard a key component of the Proposal – an examination of the racial and ethnic makeup of fair chance hires – to ensure that racial equity is addressed.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The Proponent urges shareholders to vote YES on Shareholder Proposal 2 (proxy item #5) following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

What is fair chance employment?

Fair chance employment goes beyond “ban the box”1 or a policy to delay a background check until after a conditional offer is made. These are critical first steps, but fair chance employment describes a constellation of practices based upon the recognition that jobseekers with criminal records should be actively recruited and supported.

Fair chance employment practices can include creating internships aimed at justice-involved people, partnering with local reentry organizations, internal workshops aimed at reducing stigma towards people with criminal records, direct-hire opportunities for in-prison or post-incarceration training programs, or considering other ways to find, recruit, and train people with arrest or incarceration histories who might not otherwise be able to apply for a job at the Company.

Why do we need racial equity in fair chance employment?

Harvard library’s resource webpage on racism in criminal justice opens with this preamble: “From a ‘War on Drugs’ that disproportionately targeted Black people, to mass incarceration and over-policing in majority Black neighborhoods — the American criminal justice system’s violence and inequality toward Black Americans is fueled by a long history of racism”2 [emphasis added].

Acknowledging that the criminal justice system is “fueled by a long history of racism,” the Proponent asserts that we must consider issues related to the U.S. criminal justice system through a DEI (diversity, equity, and inclusion) perspective. Failing to do so in the instance of fair chance employment, in the opinion of the Proponent, risks fueling the structural racism that already exists in hiring practices.

For example:

•	Black Americans comprise 13% of the U.S. population but make up almost 40% of the incarcerated population.[3]
•	Studies have shown that the existence of a criminal record can reduce job callbacks by at least 27% overall, while Black American men see a 65% reduction in job callbacks if they have a criminal record.[4]
•	Black women are significantly affected: the unemployment rate for Black women with criminal records is 37 percentage points higher than their general population peers (Black women without criminal records).[5]

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1 “Ban the box” has been a nationwide movement to remove the checkbox from job applications that require applicants to disclose whether or not they have a criminal record. “Nationwide, 37 states and over 150 cities and counties have adopted what is widely known as ‘ban the box’ so that employers consider a job candidate’s qualifications first—without the stigma of a conviction or arrest record.” http://www.nelp.org/publication/ban-the-box-fair-chance-hiring-state-and-local-guide/

2 https://library.harvard.edu/confronting-anti-black-racism/criminal-justice

3 https://www.bop.gov/about/statistics/statistics_inmate_race.jsp

4 https://www.uschamber.com/assets/archived/images/uscc_business_case_for_cj-second_chance_hiring_report_aug2021.pdf

5 https://www.prisonpolicy.org/reports/outofwork.html

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal 2 (proxy item #5) following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Bias against formerly incarcerated people of color exacerbates existing racial disparities and increases economic inequality between racial groups. This exacerbation can lead to greater economic instability, reduced spending power, loss of GDP, and higher risk of re-incarceration.

Based upon these understandings, the Proponent believes that any policies related to recruitment and hiring of people with criminal records must be examined with racial equity in mind.

Why are Microsoft’s actions not fulfilling the proposal?

The Proposal does not simply seek a report on improvements to recruitment practices related to fair chance employment but specifies that, in order to fulfill the aims of the Proposal, the analysis should be in comparison to public statements such as the Company’s DEI policies and goals. In the opinion of the Proponent, Microsoft has not addressed any racial justice issues in its description of its practices.

While Microsoft states in the addendum of the opposition statement that it “share[s] the proponent’s concerns about racial justice,” the Proponent believes that, without data on the race or ethnicity of the justice-involved people the Company hires, the Company cannot know if its hiring practices of justice-involved individuals perpetuate structural racism or work towards the Company’s own racial equity goals.

As noted above, the Proponent believes that the systemic issue of structural racism in the criminal legal system cannot be divorced from inherent racism faced by job seekers of color who have criminal records. Therefore, the Proponent feels that Microsoft is not addressing a significant systemic risk in its practices.

Why does this matter for Microsoft?

1.	Product involvement: In the opinion of the Proponent, fair chance hiring is a racial equity and DEI (diversity, equity, and inclusion) issue and is tied directly to the Company’s own goals and initiatives. Microsoft’s technology – such as facial recognition artificial intelligence – has been used by law enforcement in ways that advocates claim can harm people of color. The ACLU calls facial recognition technology “anti-Black” and explains that “one false match can lead to a wrongful arrest, a lengthy detention, and even deadly police violence.”[6] While Microsoft has joined with other tech firms to halt sales of facial recognition technology to police in the United States, the Company’s history of influence in this field may endure.

2.	Fair Chance Business Pledge: Microsoft’s statement that it has taken actions such as delaying background checks until after conditional offers of employment are merely the company taking action that is already required by at least 36 states and the District of Columbia,[7] and very soon would be required of the Company due to its status as a federal contractor. [8] The Proponent asserts that these actions do not fulfill best practices in fair chance employment – or the Fair Chance Business Pledge that the Company signed – that seeks innovative action to employ people with criminal records.

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6 https://www.aclu.org/news/privacy-technology/how-is-face-recognition-surveillance-technology-racist

7 https://www.ncsl.org/research/civil-and-criminal-justice/ban-the-box.aspx

8 https://banthebox.net/what-is-ban-the-box/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal 2 (proxy item #5) following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

3.	Labor market concerns: The tech labor pool continues to be extremely tight. Microsoft’s president Brad Smith described[9] this problem in July of this year. Due to various labor constraints, tech companies face continued labor shortages. Research shows that justice-involved individuals can make excellent employees, which could help solve the industry’s labor crisis.

For example, Dave’s Killer Bread, a manufacturer of organic bread that is now owned by Flowers Foods, is a well-established fair chance employer. According to a 2015 study by Portland State University that compared employees at Dave’s Killer Bread over a three-year-period, people with criminal backgrounds outperformed those without in three categories: attendance, policy, and behavioral violations. Employees with a criminal background were also promoted faster.10

Fair chance employment could be a major differentiator for the Company in its recruitment practices in the face of the labor shortage as well as a driver of long-term value.

4.	Allegations of racial discrimination can harm brand name and reputation: Even the U.S. Equal Employment Opportunity Commission (EEOC) Enforcement Guidance acknowledges that “African Americans and Hispanics are arrested at a rate that is 2 to 3 times their proportion of the general population” and that “[n]ational data supports a finding that criminal record exclusions have a disparate impact based on race and national origin” [emphasis added].

The Proponent believes that shareholders would be well-served through an examination of Company fair chance employment practices as compared to DEI goals in order to protect the Company and shareholders from financial risk of any potential discrimination litigation from job seekers who feel that the Company has not followed EEOC guidance on this issue.

Conclusion:

Because the issues of criminal justice reform and racial equity are tied together, the Proponent believes that fair chance employment practices also relate to the Company’s commitments on racial equity. In the Proponent’s opinion, failing to address the Company’s own stated commitment on an issue that relates to so many key initiatives at the Company is a clear risk to brand name and therefore shareholder value.

Shareholders, we urge you to vote “FOR” Shareholder Proposal 2 (proxy item #5). Please direct proposal-specific questions to Mari Schwartzer, Director of Shareholder Activism and Engagement, at mschwartzer@northstarasset.com.

_____________________________

9 https://www.reuters.com/technology/microsoft-president-sees-new-era-stagnating-labor-pool-2022-07-18/

10 https://www.honestjobs.co/post/myth-hiring-people-with-criminal-records-will-result-in-underperformance

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal 2 (proxy item #5) following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Date: November 21, 2022

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal 2 (proxy item #5) following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on Shareholder Proposal 2 (proxy item #5) following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM